FORM 8-K


SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549


CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934


Date of Report: October 25, 2001

Date of Earliest Event Reported: October 23, 2001


DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER: 0-25464


| VIRGINIA | 54-1387365 |
|---|---|
| (State or other jurisdiction of incorporation or organization) | (I.R.S. Employer Identification No.) |

500 Volvo Parkway
Chesapeake, VA 23320
(Address of principal executive offices)

Registrant's telephone number, including area code: (757) 321-5000

Item 9. REGULATION FD DISCLOSURE

The following summarizes information discussed in Dollar Tree Stores, Inc.'s (the Company) publicly available telephone conference call on October 23, 2001 regarding its third quarter earnings results.  In addition, the Company's third quarter earnings press release dated October 23, 2001 is attached as Exhibit 99.1.  The Company is filing this Form 8-K pursuant to the Securities and Exchange Commission's Regulation FD.

Sales

Our comparable store net sales in the third quarter were affected by a slight decrease in traffic; however, we believe our average ticket was consistent with the third quarter of 2000 at comparable stores.

Gross Margin

Approximately one-half of the decrease in our gross margin was caused by an increase in merchandise costs, including freight.  As noted in the attached press release, this increase in merchandise costs was primarily caused by a higher mix of domestic merchandise, including consumables, as compared to the third quarter of 2000.  The remaining decrease in gross margin was due to almost equal increases in occupancy and distribution costs due to the loss of leverage and an increase in shrink.

Operating Expenses

Our operating expenses included approximately $1.7 million related to the lease loss charge recorded in connection with closing our Philadelphia distribution facilities.  The lease loss charge includes future rent and pass-through costs for the Philadelphia facilities through December 31, 2002, and the write off of abandoned fixed assets at those facilities.  In addition to the lease loss charge we incurred some additional expenses in connection with the move to our new Briar Creek distribution center.  In total we estimate that the lease loss charge and additional expenses related to the move decreased our earnings per common share approximately $0.01 to $0.02 during the third quarter.

Inventories

Inventory at retail in the stores and distribution centers at September 30, 2001 increased approximately 18% compared to September 30, 2000, which is in-line with our sales increase.  The additional increase in inventories at September 30, 2001 is due to an increase in inventory in-transit this year compared to September 30, 2000.  This in-transit inventory includes seasonal merchandise that we planned to receive closer to the selling season compared to 2000.

Supply Chain

We are currently operating point-of-sale (POS) in approximately 140 stores with plans to have POS installed in a total of approximately 160 stores by the end of 2001.  We plan to install POS in all new stores and relocated or expanded stores in 2002.

Outlook

*Fourth Quarter*
Inventory is planned to support a comparable store net sales increase of 2.0%, which we estimate will result in gross margin of 38.0% in the fourth quarter.  Comparable store net sales for the first half of October 2001 were flat.

In addition, we expect selling, general and administrative expenses (excluding depreciation and amortization) to increase approximately 20% compared to the fourth quarter of 2000.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS:

This filing contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan or estimate. For example, our forward-looking statements include statements regarding:

- our future merchandise mix;
- the effect of our Briar Creek distribution center on our current and future operations in the Northeast;
- our POS initiative;
- comparable store net sales results in future periods; and
- future gross margins and selling, general and administrative expenses (excluding depreciation and amortization).

These forward-looking statements are subject to numerous risks and uncertainties that may affect us including:

- adverse weather and economic conditions, such as declining consumer confidence, recession and unemployment;
- possible difficulties in meeting our sales and other expansion goals and anticipated comparable store net sales results, which may result in loss of leverage of selling, general and administrative expenses;
- the seasonality of our sales and the importance of our fourth quarter operating results;
- increase in the cost of or disruption of the flow of our imported goods, especially from China;

- the difficulties in managing our aggressive growth plans, including opening stores on a timely basis;
- possible delays, costs and other difficulties in integrating Dollar Express with our business;
- competition and possible increases in merchandise costs, shipping rates, freight costs, or other operating costs such as wage levels; and
- the capacity and performance of our distribution system and our ability to expand its capacity in time to support our sales growth.

For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections in our Annual Report on Form 10-K filed March 30, 2001. Also, carefully review "Risk Factors" in our most recent prospectuses filed November 15, 2000 and August 3, 2000. In light of these risks and uncertainties, the future events, developments or results described by our forward-looking statements in this document could turn out to be materially and adversely different from those we discuss or imply.

We are not obligated to release publicly any revisions to any forward-looking statements contained in this filing to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of future events and you should not expect us to do so.

Item 7. FINANCIAL STATEMENTS AND EXHIBITS

(c)    Exhibits

Exhibit #    Description

99.1    Dollar Tree Stores, Inc.'s press release regarding earnings results for the third quarter ended September 30, 2001.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DATE: October 25, 2001

DOLLAR TREE STORES, INC.

By:     /s/ Frederick C. Coble
        --------------------------------
        Frederick C. Coble
        Chief Financial Officer